Locke Liddell & Sapp PLLC
Attorneys & Counselors

2200 Ross Avenue		Phone: (214) 740-8000
Suite 2200		Fax: (214) 740-8800
Dallas, TX 75201-6776	Austin • Dallas • Houston • New Orleans • Washington, D.C.	www.lockeliddell.com
Direct-Number: (214) 740-8580
Direct-Fax: (214) 756-8580
E-mail: tweinstein@lockeliddell.com
September 21, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Camden Property Trust
Definitive 14A
Filed March 28, 2007
File No. 1-12110
Ladies and Gentlemen:
     The following is the response of Camden Property Trust (the “Company”) to the comments contained in the Staff’s comment letter dated August 21, 2007 concerning the above-referenced proxy statement.
Governance of the Company, page 3
1.	Provide the disclosure required by Item 407(a)(3) of Regulation S-K. For each director and nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements, not disclosed pursuant to Item 404(a) that were considered by the board of directors under the applicable independence definitions in determining that the director is independent. See also Instruction 3 to Item 407(a).

To determine which of its members are independent, the board used the independence standards adopted by the New York Stock Exchange for companies listed on such exchange and also considered whether a trust manager had any other past or present relationships with the Company that created conflicts or the appearance of conflicts. The board determined that no trust manager, other than Messrs. Campo and Oden, each of whom is employed by the Company, had any material relationship with the Company under the NYSE standards or any such other relationship other than as described on page 14 of the proxy statement under the caption “Certain Relationships and Related Transactions,” which section contains the disclosure required under Item 404(a). This disclosure will be included in future filings, as applicable.

Securities and Exchange Commission
September 21, 2007

Certain Relationships and Related Transactions, page 14
2.	Provide the disclosure required by Item 404(b) of Regulation S-K regarding the policies and procedures for the review, approval, or ratification of related party transactions.

The Company’s Code of Business Conduct and Ethics provides that no employee or trust manager of the Company may engage in activities that create a conflict of interest with the Company, unless specifically approved by the board of trust managers or a committee of the board after full disclosure of all relevant facts. Activities that constitute a conflict of interest under such Code include the following:
•	owning a material interest in any supplier, contractor, subcontractor, competitor, customer or other entity with which the Company does business that might affect the employee’s or trust manager’s ability to objectively perform his or her work;

•	owning or acquiring any property if such person knows that the Company has taken or is considering taking any action with respect to such property;

•	owning or acquiring any property utilizing confidential information obtained through the Company or in the course of performing such person’s duties for the Company; and

•	appropriating or diverting to others any business opportunity that such person knows is, or could reasonably have anticipated that the Company would be, interested in.
An officer or trust manager may only receive a waiver from the board (excluding any interested trust manager) or the corporate governance committee of the board. Waivers for employees (other than officers) may only be granted by the Company’s chief executive officer or the president. Any waiver granted to an executive officer or trust manager will be disclosed to the Company’s shareholders in accordance with the Securities Exchange Act of 1934 and the rules thereunder and the applicable rules of the New York Stock Exchange.
This disclosure will be included in future filings, as applicable.
Compensation Discussion and Analysis, page 15
3.	Individual officer performance is an important factor you consider in determining compensation. Please disclose how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Securities and Exchange Commission
September 21, 2007

The Company’s primary objectives are to produce earnings growth and increase shareholder value. To achieve these objectives, the Company utilizes a compensation program principally comprised of base salary, annual bonus, annual cash awards based on performance and long-term compensation. Each component of the compensation program is designed to provide greater rewards to employees who assume, and succeed in, positions having a greater level of responsibility and, therefore, have the likelihood of greater impact on the Company’s overall performance and demonstrate continuous improvement in their areas of responsibility. As a result, the Company’s compensation program for named executive officers places less emphasis on base salary and more emphasis on annual performance-based incentive payments and equity-based compensation. The Company designs compensation so that a substantial majority of the named executive officers’ overall compensation is “at risk” and tied to the Company’s financial performance and share price.
Base salary is intended to provide a competitive level of current cash compensation linked to individual job responsibilities and job performance. In determining the base salaries of named executive officers, the Compensation Committee considers the Company’s performance in the past year as well as a subjective evaluation of each named executive officer’s contribution to such performance, as described below in response to question 8.
The Compensation Committee awards annual bonuses and long-term compensation to named executive officers based on achievement of specified goals by the Company, the individual and the individual’s business unit. These goals, which are described for each named executive officer on page 17 of the Proxy Statement, are specified in advance and executive compensation is based on an individual’s weighted average achievement thereof, with the weightings also set in advance. The higher the individual’s position, the more heavily the goals are weighted to Company performance. For this reason, the achievement of FFO per share and total shareholder return goals was weighted 45% for Messrs. Campo and Oden, with operating performance of property-level net operating income and completion of new developments in accordance with budget weighted 20% each, achievement of targeted transaction volume goal weighted 10% and effectiveness in communicating corporate culture to employees weighted 5%. For the other named executive officers, the goals and weightings are more heavily tied to performance of the individual and his business unit.
These goals and weightings were recommended by management and approved by the Compensation Committee to help to ensure that only a high level of performance by the individual and the Company will allow an individual to realize increased compensation. The Compensation Committee has implemented guidelines that provide that weighted average performance of the goals results in payout of bonus and long-term compensation as follows:

Securities and Exchange Commission
September 21, 2007

Weighted Average	Percentage of Payout of Bonus and
Individual Achievement	Long-Term Compensation
70-100% (exceeds expectations)	75-100%
50-69% (achieves expectations)	50-75%
Below 50% (below expectations)	Less than 50%
Payment within such range made at the discretion of the Compensation Committee, based in part on considerations of internal equity, external equity and Company financial considerations.
The Company’s performance award program seeks to align compensation with the interests of the Company’s shareholders by awarding notional common shares or bonus units to named executive officers based on achievement of company-wide goals described on page 17 of the Proxy Statement.
The disclosure in the Compensation Discussion and Analysis will be expanded in future filings to more specifically disclose how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the Company’s performance and to more specifically describe the elements of individual performance and/or contribution that are taken into account.
Role of Executive Officer in Compensation Decisions, page 15
4.	Please elaborate on the role of Mr. Campo in Camden’s compensation process and his input during the crafting of compensation packages. For example, disclose whether or not he makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation and discuss the extent to which Mr. Campo retains the ability to attend Committee meetings. We also note that Mr. Oden plays a role in reviewing the performance of the executive officers. Provide similar disclosure regarding his role in the compensation process.

The role of Messrs. Campo and Oden in establishing executive compensation is to make recommendations to the compensation committee based on the compensation philosophy and objectives set by the Compensation Committee as well as current business conditions. More specifically, for each named executive officer, including themselves, Messrs. Campo and Oden (i) review competitive market data, (ii) recommend to the Compensation Committee the performance measures and target goals and (iii) review the rationale and guidelines for compensation and annual share awards, in each case for the review, discussion and approval by the compensation committee. Messrs. Campo and Oden may attend meetings of the Compensation Committee at the request of the committee chair, but do not attend executive sessions and do not participate in any discussions relating to their own compensation. The disclosure in the Compensation Discussion and Analysis will be expanded in future filings to more specifically disclose these matters.

Securities and Exchange Commission
September 21, 2007

Setting Executive Compensation, page 15
5.	You appear to benchmark to a peer group of publicly-traded multi-family REITs. You also state that you “considered cash and the value of long-term compensation for a number of companies representing a cross-section of the types and sizes of real estate companies that could be competitive with Camden in the recruitment of development leaders.” If you benchmark compensation to these other real estate companies, identify these companies. See Item 402(b)(2)(xiv) of Regulation S-K.

The companies used for comparison in 2006 were disclosed on page 16 of the Proxy Statement and were Archstone-Smith Trust, AvalonBay Communities, Inc., BRE Properties, Inc., Equity Residential, Essex Property Trust, Inc., Post Properties, Inc. and United Dominion Realty Trust, Inc. These companies were selected based on their similarities to the Company in terms of presence in major markets, market capitalization, target market and asset quality, financial structure and organization, and strong development orientation and pipelines. For the Company’s chief executive officer, president and chief financial officer, specific individuals at these peers companies were identified as benchmark positions for comparative compensation assessment. For property development and operations executives, there were gaps in the ability to specifically match the person to a position in the peer companies. As a result, the Company and the Compensation Committee utilized data provided by CEL & Associates from its proprietary databases to provide a better match. This data provided compensation for a number of companies which represent a cross-section of the types and sizes of real estate companies that could be competitive with the Company in the recruitment of development leaders. These companies also represent the geographical range of the Company’s markets and development pipeline. To support this aspect of benchmarking, CEL & Associates utilized data from the following companies:

Archon Residential	Lane Company
Associated Estates Realty	Lincoln Property Co.
Boston Capital Corporation	Mid-American Apartment Communities
ConAm Group	Place Properties
Fairfield Residential	Prometheus Realty Group
Gables Residential Properties	Sares-Regis Group
H.G. Fenton	Simpson Housing
Home Properties	Town & Country Trust
Irvine Apartments Communities	Trammell Crow Residential
JPI	Village Green
Legacy	Western National
This disclosure will be included in future filings, as applicable.

6.	Analyze the role of these benchmark companies in determining overall compensation and any individual components. We note the broad statement that you generally set compensation for executives relative to compensation paid to similarly situated executives of the companies in the peer group. Clarify whether

Securities and Exchange Commission
September 21, 2007

you have established specific benchmarks for total compensation or individual components of compensation as compared to these companies. If so, your disclosure should include a discussion of where you target each element of compensation against these companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, clearly state the variation and please explain why.

The Compensation Committee’s guiding principle is that the compensation of the Company’s officers should be set so that, in a year when target performance is achieved, the average total compensation (including the value of share awards) of executive officers is, in general, at approximately 75th percentile of compensation paid to comparable officers at a peer group of publicly-traded REITs selected based on criteria set forth on page 16 of the Proxy Statement. In the case of Messrs. Campo, Oden, Stewart, and Steen, the actual compensation was less than the 75th percentile, and in the case of Mr. Hinton, the actual compensation was slightly more than the 75th percentile, in each case based on considerations of internal equity, external equity and Company financial considerations. This disclosure will be added in future filings, as applicable, and if actual payments fall outside of a targeted percentile range, the variation and an explanation thereof will also be included.

7.	Provide a more detailed discussion of the role of the compensation consultant, CEL & Associates, in determining or recommending the amount or form of executive compensation. Please refer to Item 407(e)(3)(iii) of Regulation S-K. Clarify the market data and other information that was provided by CEL & Associates that was used by the Compensation Committee in determining the appropriate level and mix of incentive compensation.

To measure the Company’s executive compensation for competitiveness in the industry, the Compensation Committee has, from time to time, engaged an outside consultant to provide an annual competitive benchmarking analysis for the named executive officers. For 2006, the Compensation Committee engaged CEL & Associates to assist with this analysis. CEL & Associates provided market data regarding base salary, annual bonus and long-term compensation by job title and responsibility level utilizing data from a peer group of seven large multifamily public real estate investment trusts listed on page 16 of the Proxy Statement and, for property development and operations executives utilizing data from the companies listed in response to question 5 above. The Compensation Committee and the Company use this information as context for decisions about compensation practices and about pay levels for individual named executive officers. This disclosure will be added in future filings, as applicable.
Base Salary, page 16
8.	Provide a clear analysis as to how each listed factor considered in determining the base salary for each named executive officer was utilized in this determination. For example, discuss how the success of the business unit in each individual’s unit of responsibility was determined.

Securities and Exchange Commission
September 21, 2007

Base salary ranges for named executive officers are determined for each executive based on his position and responsibility by using market data. During its review of base salaries for executives, the Compensation Committee primarily considers:
•	the benchmarking data described above in the response to question 5 as well as market data from compensation surveys of the real estate industry in general and the multi-family housing industry from publicly available sources and CEL & Associates’ proprietary databases;

•	an internal review of the executive’s compensation, both individually and relative to other executive officers, and recommendations of the chief executive officer and president; and

•	an individual executive’s responsibilities, qualifications, performance in the previous year, the degree to which the executive has reached proficiency in the position and ongoing contributions to the Company’s success.
Merit-based increases to named executive officers’ salaries are based on this review as well as, with respect to Messrs. Campo and Oden, the achievement of company-wide goals and, with respect to the other named executive officers, the achievement of goals tied to their respective business unit. These goals and the achievement level of these goals are described under “Annual Bonus” in the Proxy Statement and in response to question 3 above.
This disclosure will be added in future filings, as applicable.
Annual Bonus, page 16
9.	You have not disclosed the necessary targets to be achieved for your executive officers to earn their annual bonus – the business unit goals only, performance award, or long-term compensation. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target level or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

As described above in response to question 3, in January or February of each year, the Compensation Committee sets minimum, target and maximum levels for the weighted average achievement of the goals specific to each executive. Payment of annual bonuses and long-term compensation are based upon the weighted average achievement of such goals for the current year. Named executive officers receive payment based on the table

Securities and Exchange Commission
September 21, 2007

set forth above in response to question 3. This disclosure will be added in future filings, as applicable.

10.	It appears that the annual bonus and the long-term compensation have a range of compensation to be provided based upon the company’s performance as it relates to the stated targets, similar to the range set forth on page 18 for the performance award program. Provide clear disclosure of this range.

Please see the responses to questions 3 and 9 above.

11.	Provide a more specific analysis of the results relating to each goal for Messrs. Stewart, Hinton and Steen.

For 2006, under Mr. Stewart’s leadership, development projects were completed on time and below budget; lease ups were completed within approved budgets; the targeted transaction goal was exceeded by 64%; 75% of land designated for sale was sold; and department budgets and process improvements were approximately 75% achieved. As a result, for 2006, the weighted average achievement level of Mr. Stewart’s goals was in the “exceeds expectations” category of 70% to 100%.

Under Mr. Hinton’s leadership, development projects were completed on time and below budget; lease ups were completed within approved budgets; the targeted transaction goal was exceeded by 64%; 75% of land designated for sale was sold; and department budgets and process improvements were approximately 85% achieved. As a result, for 2006, the weighted average achievement level of Mr. Hinton’s goals was in the “exceeds expectations” category of 70% to 100%.

Mr. Steen timely completed all SEC reporting; effectively managed tax characteristics; maintained an effective monthly close and timely issuance of property financials; performed regular reviews of financial performance with senior management; effectively managed the Company’s long term and short term liabilities through various offerings; effectively oversaw a cost effective approach to Sarbanes-Oxley compliance; expanded the scope of internal audit; led the effort to evaluate and select a new accounting system; and effectively renewed insurance coverage. As a result, for 2006, the weighted average achievement level of Mr. Steen’s goals was in the “exceeds expectations” category of 70% to 100%.

This disclosure will be included in future filings, as applicable.
Long-Term Compensation, page 18
12.	The holders of at least 20,000 options are eligible for “reloads” upon the exercise of these options. Disclose the material terms of the “reload” options.

Pursuant to the Company’s 2002 Share Incentive Plan, upon the vesting of 20,000 or more options, the holder has the right to exercise

Securities and Exchange Commission
September 21, 2007

some or all of the vested options by paying the exercise price with shares (the “Mature Shares”) that have been held by the holder for at least six months prior to the exercise date. Upon the exercise of options through this right, the holder will be deemed to have exchanged the Mature Shares for replacement shares without the requirement of tendering the Mature Shares to the Company, and receive a number of additional shares from the Company equal to the total number of shares covered by the options minus the number of Mature Shares used to pay the exercise price for the options (the “Incentive Payment Shares”).
Upon the exercise of this right, the holder receives a share grant by depositing 25% of the Incentive Payment Shares with the Company. Upon deposit of these shares, the Company grants to the holder a number of shares in an amount equal to 32.5% of the Incentive Payment Shares, 19.25% of which are designated as “Bonus Shares” and 80.75% of which are designated as “Additional Bonus Shares.”
The Bonus Shares vest 10% on each the first two anniversaries of the date of grant and 80% on the third anniversary of the date of grant. The Additional Bonus shares vest 10% each of the first four anniversaries of the date of grant and 60% on the fifth anniversary of the date of grant. If a holder terminates employment with the Company prior to the completion of these periods, the unvested portion of the Bonus Shares and the Additional Bonus Shares are forfeited.
Upon exercise of this right, the number of options as to which such right was exercised are “reloaded” and reissued to the holder, with such options representing the right to purchase a number of shares equal to the number of options exercised less the number of Incentive Payment Shares. Upon being reloaded, each reload option again represents the right to purchase a share at an exercise price equal to the fair market value of the share on the date of the notice of exercise of the Incentive Exchange Right. The reloaded options are fully vested on the date of issuance and the exercise period is the lesser of (i) ten years or (ii) the term of the original option, beginning on the date of exercise of the options being reloaded.
This disclosure will be included in future filings, as applicable.
Perquisites and Other Personal Benefits, page 19
13.	Your disclosure in this subsection should analyze why the severance agreements were designed and structured to provide the mentioned material compensation elements and levels.

The board believes the services of the Company’s senior management are of significant and unique value to the business of the Company. The board also believes it is in the best interests of the Company and its shareholders to promote stability and continuity of senior management by encouraging such persons to continue to devote their full attention to the success of the Company. The severance arrangements were designed and

Securities and Exchange Commission
September 21, 2007

structured to induce senior management to remain in the employ of the Company to achieve these goals. This disclosure will be included in future filings, as applicable.
Executive Compensation, page 21
Summary Compensation Table, page 21
14.	You state on page 18 that 25% of 50% of the bonus must be received in shares. Please provide the footnote to the bonus column disclosing the receipt of shares instead of the bonus, stating the amount for each named executive, and, where applicable, refer to the Grants of Plan-Based Awards Table. See Instruction 2 to Item 402(c)(2)(iii) and (iv) of Regulation S-K.

The award of an annual bonus is based on outcome of a performance target that is substantially uncertain at the time the target is established and the target is communicated to the executive. Accordingly, the amounts previously shown in the Bonus column paid in cash have been moved to the Non-Equity Incentive Plan Compensation column, and amounts previously shown in the Bonus column paid in shares have been moved to the Stock Awards column, as shown in the Summary Compensation Table below. The footnotes to these columns include references to the Grants of Plan-Based Awards Table. This disclosure will be included in future filings, as applicable.

Securities and Exchange Commission
September 21, 2007

						Change in
						Pension Value
						and
					Non-Equity	Nonqualified
					Incentive Plan	Deferred
Name and Principal			Stock	Option	Compensation	Compensation	All Other
Position	Year	Salary	Awards (2)	Awards (2)	(3)	Earnings (4)	Compensation		Total
Richard J. Campo	2006	$434,660	$2,618,777	$536,587	$448,000	—	$21,360	(5)	$4,059,384
Chairman of the Board and Chief Executive Officer

D. Keith Oden	2006	$434,660	$2,618,777	$536,587	$448,000	—	—		$4,038,024
President and Chief Operating Officer

H. Malcolm Stewart	2006	$342,000	$549,386	$138,945	$303,000	—	$10,356	(6)	$1,343,687
Executive Vice President– Real Estate Investments and Chief Investment Officer

James M. Hinton (1)	2006	$300,000	$460,906	$20,058	$290,500	—	$2,700	(7)	$1,074,164
Former Senior Vice President– Real Estate Investments

Dennis M. Steen	2006	$325,000	$326,464	$19,455	$288,000	—	$2,700	(7)	$961,619
Chief Financial Officer, Senior Vice President - Finance and Secretary

(1)	Resigned as an officer and employee effective as of March 16, 2007.

(2)	The dollar amount recognized for financial statement reporting purposes with respect to the fiscal year for awards of shares accounted in accordance with FAS 123(R). Assumptions used in the calculation of these amounts are included in note 12 to our audited financial statements for the year ended December 31, 2006 included in our annual report on Form 10-K for the year ended December 31, 2006. Includes approximately $2.1 million for each of Messrs. Campo and Oden for the accelerated vesting of share awards, which is discussed in further detail on page 18 under the heading “Long-Term Compensation.” Also includes the portions of bonus awards paid in shares as determined by the Compensation Committee on January 30, 2007 based on achievement of performance goals determined in January 2006 as follows: Messrs. Campo and Oden-4,788 shares each, Mr. Stewart-3,591 shares, Mr. Hinton-3,352 shares and Mr. Steen-3,304 shares. These awards are discussed in more detail starting on page 16 under the heading “Annual Bonus.” The estimated possible payouts under these awards are shown on the Grants of Plan-Based Awards table.

(3)	Includes the cash awards made under the Performance Award Program, which is discussed in further detail on page 18 under the heading “Performance Award Program” as follows: Messrs. Campo and Oden-$198,000 each and Messrs. Stewart, Hinton and

Securities and Exchange Commission
September 21, 2007

Steen-$115,500 each. Also includes the portions of the bonus awards paid in cash as determined by the Compensation Committee on January 30, 2007 based on achievement of performance goals determined in January 2006 as follows: Messrs. Campo and Oden-$250,000 each, Mr. Stewart-$187,500, Mr. Hinton-$175,000 and Mr. Steen-$172,500. These awards are discussed in more detail starting on page 16 under the heading “Annual Bonus.” The estimated possible payouts under these awards are shown on the Grants of Plan-Based Awards table.

(4)	We do not have a pension plan. There were no earnings on non-qualified deferred compensation that were above-market or preferential. Greater detail regarding our deferred compensation plans can be found in the Non-Qualified Deferred Compensation table on page 26.

(5)	Represents the cost of club memberships not exclusively used for business entertainment ($20,876) and the reimbursement of auto-related costs for personal use ($484).

(6)	Represents the cost of club membership not exclusively used for business entertainment ($4,232), the reimbursement of auto-related costs for personal use ($3,424) and matching contributions under our 401(k) plan.

(7)	Represents matching contributions under our 401(k) plan.
Grants of Plan Based Awards, page 22
15.	It appears from the disclosure on pages 16 through 18 that the annual bonus and the performance award program may both be non-equity incentive plan awards that should be included in the grants of plan based awards, as required by Item 402(d)(2)(iii) of Regulation S-K. It also appears from the disclosure commencing on page 18 that the long-term compensation might be an equity incentive plan award that should be included in the table, as required by Item 402(d)(2)(iv) of Regulation S-K.

The annual bonus, performance award program and long-term compensation are shown in the table below. The amounts in the Estimated Possible Payouts Under Non-Equity Incentive Plan Awards and Estimated Possible Payouts Under Equity Incentive Plan Awards columns reflect the threshold, target and maximum awards established in 2006, for which actual awards were made in January 2007. The amounts shown in the All Other Stock Awards: Number of Shares and All Other Option Awards: Number of Securities Underling Options columns reflect the actual share and option awards made in January 2006 with respect to the exercise of reload options and performance in 2005. This disclosure will be included in future filings, as applicable.

Securities and Exchange Commission
September 21, 2007

											All Other
											Option	Exercise
									All Other		Awards:	or Base
									Stock		Number of	Price of
			Estimated Possible Payouts Under Non-			Estimated Possible Payouts Under			Awards:		Securities	Option
	Grant		Equity Incentive Plan Awards			Equity Incentive Plan Awards			Number of		Underling	Awards
Name	Date		Threshold	Target	Maximum	Threshold	Target	Maximum	Shares		Options	(4)
Richard J. Campo	(1)		$0	$118,800	$198,000	–	–	–	–		–	–
	(2)		$0	$150,000	$300,000	–	–	–	–		–	–
	1/30/07	(2)	–	–	–	0	2,850	5,700	–		–	–
	1/30/07	(3)	–	–	–	0	13,920	27,840	–		–	–
	1/31/06		–	–	–	–	–	–	–		–	–
	1/09/06		–	–	–	–	–	–	–		23,986 (5)	$62.32
	1/09/06		–	–	–	–	–	–	1,003	(5)(6)	–	$62.32
	1/09/06		–	–	–	–	–	–	4,212	(5)(7)	–	$62.32
	1/31/06		–	–	–	–	–	–	23,042	(8)	–	$65.10
	1/31/06		–	–	–	–	–	–	5,760	(9)	–	$65.10

D. Keith Oden	(1)		$0	$118,800	$198,000	–	–	–	–		–	–
	(2)		$0	$150,000	$300,000	–	–	–	–		–	–
	1/30/07	(2)	–	–	–	0	2,850	5,700	–		–	–
	1/30/07	(3)	–	–	–	0	13,920	27,840	–		–	–
	1/09/06		–	–	–	–	–	–	–		23,986 (5)	$62.32
	1/09/06		–	–	–	–	–	–	1,003	(5)(6)	–	$62.32
	1/09/06		–	–	–	–	–	–	4,212	(5)(7)	–	$62.32
	1/31/06		–	–	–	–	–	–	23,042	(8)	–	$65.10
	1/31/06		–	–	–	–	–	–	5,760	(9)	–	$65.10

H. Malcolm Stewart	(1)		$0	$69,300	$115,500	–	–	–	–		–	–
	(2)		$0	$105,000	$210,000	–	–	–	–		–	–
	1/30/07	(2)	–	–	–	0	1,995	3,990	–		–	–
	1/30/07	(3)	–	–	–	0	8,950	17,900	–		–	–
	1/31/06		–	–	–	–	–	–	–		–	–
	1/09/06		–	–	–	–	–	–	–		15,051 (5)	$62.32
	1/09/06		–	–	–	–	–	–	726	(5)(6)	–	$62.32
	1/09/06		–	–	–	–	–	–	3,049	(5)(7)	–	$62.32
	1/31/06		–	–	–	–	–	–	13,825	(8)	–	$65.10
	1/31/06		–	–	–	–	–	–	3,744	(9)	–	$65.10

James M. Hinton	(1)		$0	$69,300	$115,500	–	–	–	–		–	–
	(2)		$0	$90,000	$180,000	–	–	–	–		–	–
	1/30/07	(2)	–	–	–	0	1,745	3,490	–		–	–
	1/30/07	(3)	–	–	–	0	7,390	14,780	–		–	–
	1/31/06		–	–	–	–	–	–	11,521	(8)	–	$65.10
	1/31/06		–	–	–	–	–	–	3,456	(9)	–	$65.10

Dennis M. Steen	(1)		$0	$69,300	$115,500	–	–	–	–		–	–
	(2)		$0	$97,500	$195,000	–	–	–	–		–	–
	1/30/07	(2)	–	–	–	0	1,877	3,754	–		–	–
	1/30/07	(3)	–	–	–	0	6,485	12,970	–		–	–
	1/31/06		–	–	–	–	–	–	13,057	(8)	–	$65.10
	1/31/06		–	–	–	–	–	–	3,295	(9)	–	$65.10

Securities and Exchange Commission
September 21, 2007

(1)	Reflects the threshold, target and maximum payment levels for 2006 under our performance award program, which levels were established in January 2006. The actual amounts received by the named executive officers for performance in 2006 are set out in the Summary Compensation table.

(2)	Reflects the threshold, target and maximum awards for 2006 under our bonus program, assuming that payments were made 50% in cash and 50% in shares. Ranges for such payments were established in January 2006 and are described in the “Compensation Discussion and Analysis.” Payments within such range are made at the discretion of the Compensation Committee. The actual amounts received by the named executive officers for performance in 2006 in cash and shares are set out in the Summary Compensation table in the columns entitled “Non-Equity Incentive Plan Compensation” and “Stock Awards,” respectively

(3)	Reflects the threshold, target and maximum number of share awards for 2006 performance. Ranges for such awards were established in January 2006 and are described in the “Compensation Discussion and Analysis.” Payments within such ranges are made at the discretion of the Compensation Committee. The actual amounts received by the named executive officers for performance in 2006 are set out in the Summary Compensation table.

(4)	The exercise or base price is equal to the closing price of our shares on the grant date.

(5)	Granted pursuant to the exercise of “reload” options. “Reload” options vest immediately on date of grant.

(6)	Vest 10% of the first two anniversaries of the date of grant and 80% on the third anniversary of the date of grant.

(7)	Vest 10% on the first four anniversaries of the date of grant and 60% on the fifth anniversary of the date of the grant.

(8)	Granted in January 2006 for performance in 2005 and vest in five equal annual installments beginning on February 15th following the first anniversary of the date of the grant.

(9)	Granted in January 2006 for performance in 2005 and vest 25% on date of grant and 25% on February 15th of each of the next three years.
16.	The reference to footnote two, which relates to “reload” options, is included in several awards granted as all other stock awards. This inclusion is unclear, since the reload of options would appear to result in additional option grants, not additional stock grants. Also, the vesting is unclear from the footnotes.

The exercise of reload options results in a grant of shares. Please see the response to question 12 above for an explanation of awards of these grants. The footnotes included in the response to question 15 above contain additional

Securities and Exchange Commission
September 21, 2007

information regarding vesting. This disclosure will be included in future filings, as applicable.

17.	We direct your attention to the vesting periods set forth in footnotes three and four for the stock awards. These vesting terms do not appear consistent with the vesting policies as set forth in the Compensation Discussion and Analysis. If the company recently amended this policy or if the nature of these grants is different from the compensation currently discussed in the Compensation Discussion and Analysis, provide clear disclosure.

The vesting periods referred to in the Staff’s question relate to the vesting periods for shares issued in connection with reload options. These vesting periods differ from those relating to initial awards. Disclosure regarding this matter will be clarified in future filings, as applicable.
Employment Agreements, page 23
18.	Provide a complete discussion of the material terms of the employment agreements. For example, state the minimum salary levels and disclose the various incentive compensation arrangements, which are payable upon the attainment of specific goals.

In future filings the sentence referred to in the Staff’s comments will be amended and restated to read as follows:

The agreements with Messrs. Campo and Oden provide for a base salary of $434,660 per calendar year and the agreements with Messrs. Stewart, Steen and Hinton provide for a base salary of $342,000, $325,000 and $300,000 per calendar year, respectively, in each case as may be increased as determined by the board or Compensation Committee in its sole discretion. The agreements also provide that each such executive is eligible for annual incentive compensation and long term compensation as determined by the board or the Compensation Committee in its sole discretion, and to health/dental insurance, life insurance, disability insurance and similar benefits available to the Company’s employees.
Outstanding Equity Awards at Fiscal Year-End, page 23
19.	When discussing the vesting in the footnotes of the option and stock awards, please state the dates of vesting, as required by Instruction 2 to Item 402(f)(2) of Regulation S-K.

The table and footnotes, revised in response to the comment, are set forth below. This disclosure will be included in future filings, as applicable.

Securities and Exchange Commission
September 21, 2007

					Stock Awards
	Option Awards					Market
	Number of	Number of			Number of	Value of
	Securities	Securities			Shares or	Shares or
	Underlying	Underlying			Units of	Units of
	Unexercised	Unexercised	Option	Option	Stock That	Stock That
	Options	Options	Exercise	Expiration	Have Not	Have Not
Name	Exercisable	Unexercisable	Price	Date	Vested	Vested
Richard J. Campo	2,891	—	$34.59	01/28/12
	50,000	—	$31.48	02/05/13
	15,124	—	$40.40	04/02/08
	24,760	—	$41.91	01/28/12
	22,259	—	$44.00	01/28/12
	37,098	—	$44.00	02/05/13
	86,749	50,000 (1)	$42.90	01/29/14
	33,333	66,667 (2)	$45.53	02/02/15
	201	—	$51.37	01/28/12
	30,660	—	$51.37	02/05/13
	16,047	—	$62.32	01/29/14
	7,939	—	$62.32	01/29/14

	327,061	116,667

D. Keith Oden	2,891	—	$34.59	01/28/12
	50,000	—	$31.48	02/05/13
	15,124	—	$40.40	04/02/08
	24,760	—	$41.91	01/28/12
	22,259	—	$44.00	01/28/12
	37,098	—	$44.00	02/05/13
	86,749	50,000 (1)	$42.90	01/29/14
	33,333	66,667 (2)	$45.53	02/02/15
	201	—	$51.37	01/28/12
	30,660	—	$51.37	02/05/13
	16,047	—	$62.32	01/29/14
	7,939	—	$62.32	01/29/14

	327,061	116,667

H. Malcolm Stewart	4,573	—	$38.85	02/20/08	25,674 (3)	$1,896,054
	1,447	—	$38.85	04/02/08	6,989 (4)	516,138
	9,146	—	$38.85	01/29/09	22,437 (5)	1,656,972
	8,333	—	$31.48	02/05/13	4,185 (6)	309,062

	20,562	—	$43.90	01/28/12	59,285	$4,378,226

	6,426	—	$43.90	02/05/13
	5,000	5,000 (1)	$42.90	01/29/14
	7,526	—	$62.32	01/28/12
	4,703	—	$62.32	02/05/13
	2,822	—	$62.32	01/29/14

	70,538	5,000

Securities and Exchange Commission
September 21, 2007

					Stock Awards
	Option Awards					Market
	Number of	Number of			Number of	Value of
	Securities	Securities			Shares or	Shares or
	Underlying	Underlying			Units of	Units of
	Unexercised	Unexercised	Option	Option	Stock That	Stock That
	Options	Options	Exercise	Expiration	Have Not	Have Not
Name	Exercisable	Unexercisable	Price	Date	Vested	Vested
James M. Hinton (7)	4,620	—	$38.85	02/20/08	20,995	$1,550,496
	1,231	—	$38.85	04/02/08	5,701	420,982
	6,929	—	$38.85	01/29/09	7,240	534,674
	6,667	—	$31.48	02/05/13	3,103	229,157

	20,633	—	$43.90	01/28/12	37,039	$2,735,309

	5,159	—	$43.90	02/05/13
	10,000	5,000	$42.90	01/29/14

	55,239	5,000

Dennis M. Steen	—	5,000 (1)	$42.90	01/29/14	21,664 (8)	$1,599,886

	—	5,000			5,511 (9)	406,987

					27,175	$2,006,873

(1)	All vest on January 29, 2007.

(2)	33,333 vest on February 2, 2007 and 33,334 vest on February 2, 2008.

(3)	8,015 shares vest on February 15, 2007, 5,794 shares vest on February 15, 2008, 5,017 shares vest on February 15, 2009, 4,083 shares vest on February 15, 2010 and 2,765 shares vest on February 15, 2011.

(4)	3,361 shares vest on February 15, 2007, 2,692 shares vest on February 15, 2008 and 936 shares vest on February 15, 2009.

(5)	9,239 shares vest on February 15, 2007, 1,466 shares vest on February 15, 2008 and 11,732 shares vest on February 15, 2009.

(6)	1,569 shares vest on February 15, 2007, 354 shares vest on February 15, 2008, 1,755 shares vest on February 15, 2009, 73 shares vest on February 15, 2010 and 434 shares vest on February 15, 2011.

(7)	Pursuant to the termination agreement with Mr. Hinton, any vested option that is not exercised by June 14, 2007 shall lapse and be forfeited on such date. In addition, all unvested share awards unvested as of March 16, 2007 lapsed and were forfeited on such date.

(8)	5,462 shares vest on February 15, 2007, 5,019 shares vest on February 15, 2008, 4,685 shares vest on February 15, 2009, 3,886 shares vest on February 15, 2010 and 2,612 shares vest on February 15, 2011.

Securities and Exchange Commission
September 21, 2007

(9)	2,459 shares vest on February 15, 2007, 2,228 shares vest on February 15, 2008 and 824 shares vest on February 15, 2009.
Nonqualified Deferred Compensation, page 25
20.	Please include in the table the Executive Contributions on the Last Fiscal Year Column. See Item 402(i)(2)(ii) of Regulation S-K. It appears that the compensation deferred pursuant to footnote one was an executive contribution rather than a registrant contribution.

The table will be revised in future filings to indicate that the amounts described in footnote one are executive contributions.
Potential Payments Upon Termination or Change in Control, page 27
21.	The disclosure indicates that in certain circumstances, unvested portions of awards would become fully vested. Provide clear disclosure in the tables to reflect the quantitative benefit of the accelerated vesting to each of the named executive officers.

The quantitative benefit of accelerated vesting is contained in the table on page 27 of the Proxy Statement in the row entitled “Options and Awards.” A footnote will be added to the table in future filings to clarify that the amounts represent the benefit of acceleration of unvested options and share awards.
Board Compensation, page 29
22.	Disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis. See the Instruction to Item 402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

The assumptions used in the calculation of these amounts were included in note 12 to the audited financial statements for the year ended December 31, 2006 included in the Company’s annual report on Form 10-K for the year ended December 31, 2006. A similar footnote will be included in future filings, as applicable.
23.	For each director, disclose by footnote the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. Refer to the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

As of December 31, 2006, none of the non-employee trust managers held any vested or unvested options and such persons held the following numbers of vested and unvested share awards:

Securities and Exchange Commission
September 21, 2007

	Vested Share	Unvested Share
Name	Awards	Awards
William R. Cooper	21,472	—
George A. Hrdlicka	25,472	—
Scott S. Ingraham	9,020	6,008
Lewis A. Levey	15,464	6,008
William B. McGuire, Jr.	400	3,073
F. Gardner Parker	29,864	9,531
William F. Paulsen	400	3,073
Steven A. Webster	19,464	6,008
     This disclosure will be included in future filings, as applicable.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please do not hesitate to contact the undersigned at (214) 740-8580.

Very truly yours,

Toni Weinstein